                                                                  Rule 424(b)(2)







PROSPECTUS


                               CAFE ODYSSEY, INC.

                               2,938,583 SHARES OF
                                  COMMON STOCK

         This prospectus relates to a maximum of 2,938,583 shares of common stock of Cafe Odyssey, Inc. issuable upon the conversion of Series C 8% Convertible Preferred Stock (the "Series C Preferred Shares"), certain shares of common stock issuable in lieu of payment of dividends and exercise of warrants granted to the selling shareholders listed on page 14 of this prospectus. The total proceeds to us from the exercise of the warrants issued in connection with the sale of the Series C Preferred Shares (the "Series C Warrants") and certain other warrants issued to certain selling shareholders (collectively with the Series C Warrants, the "Warrants"), if the Warrants are exercised in full, would be a maximum of $3,850,000. We will receive no proceeds from the sale of the common stock by selling shareholders.

         Our common stock is listed on the Nasdaq SmallCap Market under the symbol "CODY." On August 24, 1999, the last sale price for the Common Stock as reported on the Nasdaq SmallCap Market was $2.6562.

         The shares offered by this prospectus involve a high degree of risk. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DESCRIPTION OF FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY CAFE ODYSSEY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




                The date of this Prospectus is August 26, 1999.




                                      TABLE OF CONTENTS


         PROSPECTUS SUMMARY.................................................................3

         RISK FACTORS.......................................................................5

         USE OF PROCEEDS...................................................................13

         SELLING SHAREHOLDERS..............................................................14

         PLAN OF DISTRIBUTION..............................................................15

         WHERE YOU CAN FIND MORE INFORMATION...............................................16

         NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................................17

         LEGAL MATTERS.....................................................................18

         EXPERTS...........................................................................18

         DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES....................................18



         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus, if given or made, as having been authorized by us. This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus shall not under any circumstances, create any implication that there has been no change in our affairs or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                              PROSPECTUS SUMMARY

         As used in this prospectus, the terms "Company","we", "us" and "our" refer to Cafe Odyssey, Inc. and its consolidated subsidiaries.

THE COMPANY

         Cafe Odyssey, Inc. develops, owns and operates restaurants with multiple themed dining rooms designed to appeal to the upscale casual dining market. We have a Cafe Odyssey restaurant at the Mall of America in Bloomington, Minnesota, a suburb of Minneapolis, which opened in June 1998, and a second Cafe Odyssey restaurant in the Denver Pavilions, an urban retail/entertainment complex in Denver, Colorado which opened on March 15, 1999. Our first restaurant, in the Kenwood Shopping Center in Cincinnati, Ohio, which operates under the name "Hotel Discovery," opened in December 1996.

         We began operations as Hotel Mexico, Inc., which was incorporated in Ohio in January 1994. The Kenwood Restaurant Limited Partnership, an Ohio limited partnership was formed in June 1995 to own and operate the Kenwood Unit. Hotel Mexico's operations and the net assets of the Kenwood Restaurant Limited Partnership were combined in November 1996, and in August 1997 Hotel Mexico was reorganized as Hotel Discovery, Inc., a Minnesota corporation. On May 21, 1998, the Company's Board of Directors and shareholders approved a change in its corporate name from Hotel Discovery, Inc. to Cafe Odyssey, Inc.

         Our executive offices are located at 4801 West 81st Street, Suite 112, Bloomington, Minnesota 55437 and its telephone number is (612) 837-9917.

RECENT DEVELOPMENTS

         On May 13, 1999, we signed a letter of intent to acquire popmail.com, inc. ("Popmail"). Through partnerships with radio stations nationwide, Popmail is a leading email provider to radio stations. We entered into a definitive merger agreement with Popmail on June 1, 1999, and the transaction closed into escrow on June 25, 1999. Completion of the transaction is subject to, among other things, the approval of our shareholders and certain conditions of the merger agreement such as repaying a $5 million indebtedness of Popmail.


         On June 30, 1999, we entered into a Letter of Intent to acquire Internet Community Concepts, a company providing Web content, e-commerce and advertising to nearly 350 radio stations. In addition to the proposed Internet Community Concepts acquisition, we entered into a Letter of Intent on July 19, 1999, to purchase substantially all of the assets of ROI Interactive, LLC, a "permission marketing" email communications company which concentrates on the needs of its media, sports, and entertainment customers.


         On July 15, 1999, we announced plans to change our name from Cafe Odyssey, Inc. to "PopMail.com, inc." This name change is subject to the approval of our shareholders and, like the contemplated acquisitions of Internet Community Concepts and ROI Interactive, LLC, is contingent upon the completion of the Popmail transaction.

THE OFFERING


         Common stock offered (1) .......................   2,938,583 shares

         Common stock outstanding
           before the offering (2).......................   9,353,190 shares

         Common stock outstanding
            after the offering (2).......................  12,291,773 shares

         Nasdaq SmallCap Market symbol................................  CODY

(1) Represents the maximum number of shares that can be issued under the Securities Purchase Agreement upon conversion of the Series C Preferred Shares and includes the shares issuable upon exercise of Warrants.


(2) Does not include shares of common stock: (a) that may be issued in connection with the Popmail, Internet Community Concepts and ROI Interactive, LLC acquisitions; (b) issuable upon conversion of outstanding Series A 8% Convertible Preferred Stock or in payment of dividends in connection with the Series A 8% Convertible Preferred Stock; (c) issuable upon exercise of the Series A Warrants (as defined herein); (d) issuable upon conversion of the Class A Warrants issued in connection with our initial public offering; (e) issuable upon conversion of certain other warrants; (f) issuable upon exercise of stock options issued under our 1997 Stock Option and Compensation Plan;
         (g) issuable upon exercise of stock options issued under our 1998 Director Stock Option Plan; and (h) issuable upon exercise of certain director's stock options.

                                  RISK FACTORS

         An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

         WE HAVE INCURRED LOSSES TO DATE AND IF OUR RESTAURANT SALES DO NOT IMPROVE, WE WILL NEED ADDITIONAL FINANCING IN ORDER TO CONTINUE OPERATIONS.


         We incurred net losses of approximately $6.7 million in 1998 and $4.0 million in 1997 and had a working capital deficit of approximately $6.7 million as of April 4, 1999. Our ability to continue our present operations and successfully implement our expansion plans is contingent upon our ability to increase our revenues which are presently limited to income from our three existing restaurants. Without additional financing, cash generated from our current operations may not be adequate to fund operations and make mortgage payments in 1999. There can be no assurances that additional financing to fund current operations and expansion will be available on terms acceptable or favorable to us. In addition, our independent auditors have included an explanatory paragraph in their opinion on our financial statements for the year ended January 3, 1999 with respect to our ability to continue as a going concern.


         IF WE ARE BE UNABLE TO RAISE FUNDS SUFFICIENT TO REPAY POPMAIL'S INDEBTEDNESS TO LEGACYMAKER, INC., THE CONTEMPLATED MERGER WITH POPMAIL WILL NOT BECOME EFFECTIVE.

         The effectiveness of our merger with Popmail is contingent upon, among other things, our repaying the principal amount of Popmail's indebtedness to LegacyMaker, Inc., which as of July 13, 1999, was approximately $5,000,000. We cannot assure that we will be able to raise funds sufficient to repay such amounts in a timely manner or even at all. If for any reason (including our inability to repay the LegacyMaker indebtedness) the merger fails to become effective by August 30, 1999, the Merger Agreement will automatically expire and we will be required to make a non-refundable $100,000 payment to Popmail. Although we may extend the expiration date of the Merger Agreement for up to three consecutive 30-day periods, we must pay Popmail $100,000 for each such extension. In order to raise the funds necessary to repay the LegacyMaker indebtedness, we may need to obtain financing through an additional offering of our equity securities or by incurring indebtedness. In obtaining such financing, future investors may seek and obtain, and we may be required to offer, investment terms which are substantially better than those granted to existing shareholders. The issuance of securities on such terms would dilute the interests of existing shareholders. Furthermore, the mergers with ROI Interactive, LLC and Internet Community Concepts are contingent upon the Popmail merger.

        OUR CONTEMPLATED ACQUISITIONS OF INTERNET COMMUNITY CONCEPTS AND ROI INTERACTIVE, LLC ARE CONTINGENT UPON THE CONSUMMATION OF THE POPMAIL TRANSACTION.

         We have executed a Letter of Intent to acquire Internet Community Concepts, and have executed definitive documents in connection with our contemplated acquisition of ROI Interactive, LLC. However, the completion of both of these transactions are contingent upon the closing of the Popmail transaction. As we can give no assurance that we will be able to consummate the Popmail, transaction, we likewise cannot assure you that the acquisition of either Internet Community Concepts and ROI Interactive, LLC will come to fruition.

         WE MAY BE ENTERING INTO A NEW BUSINESS VENTURE IN AN EVOLVING INDUSTRY IN WHICH WE HAVE NO EXPERIENCE.

         If the proposed acquisitions are completed, the email business would represent a significant addition to our business operations from the restaurant business. We and our present management also have no experience with the business of providing email services. Furthermore, the internet industry is rapidly evolving, extremely competitive, and the market place for internet-related shares has been very volatile.

         THERE IS SIGNIFICANT POTENTIAL FOR DILUTION OF INVESTORS INTERESTS DUE TO THE E-MAIL-RELATED ACQUISITIONS OR THE CONVERSION OF PREFERRED SHARES INTO SHARES OF THE COMPANY'S COMMON STOCK.

         If the acquisition of Popmail, RIO Interactive, LLC and Internet Community Concepts are completed, the Company's current shareholders could experience significant ownership dilution of approximately 50%. Furthermore, this new business could require additional financing which could dilute shareholdings further.


          In May 1999, we separately issued to an investor 2,000 shares of Series A 8% Convertible Preferred Stock (the "Series A Preferred Shares" and collectively with the Series C Preferred Shares the "Preferred Shares") for gross proceeds of $2,000,000 which are convertible into shares of common stock at a conversion price of 65% of the market price of our common stock and a warrant to acquire 300,000 shares of common stock at an exercise price of $3.00 per share (the "Series A Warrant"). Although there are limits to the number of shares of common stock that can be issued upon conversion, a decline in the stock price of common stock could result in considerable dilution to investors if the holder of Series A Preferred Shares converts. As of August 9, 1999, 728,035 shares of common stock have been issued upon the conversion of 1,560 Series A Preferred Shares, leaving 440 shares of Series A Preferred Shares outstanding.


         In July 1999, we also issued 2,000 shares of Series C Preferred Shares which are also convertible into shares of common stock at a conversion price of 65% of the market price of our common stock and a warrant to acquire 300,000 shares of common stock at an exercise price of $3.00 per share (the "Series C Warrant"). As with the Series A Preferred Shares, a decline in the stock price of common stock could result in considerable dilution to investors if the holder of the Series C Preferred Shares converts. Currently, we estimate that up to 1,453,818 shares of common stock may be issued in connection with the conversion of Series C Preferred Shares and payments of dividends.

         Additionally, Cafe Odyssey is required to issue to LegacyMaker securities with substantially identical terms as any options, warrants or other securities exchangeable for or convertible into common stock that are issued by Cafe Odyssey after May 3, 1999, upon payment by LegacyMaker of the same consideration paid by the purchaser of any such options, warrants or other securities, the effect of which, if issued and exercised, would be additional ownership dilution.

         THERE IS THE RISK THAT DUE TO THE LIMITATIONS PLACED ON THE CONVERSION OF THE PREFERRED SHARES, THE PREFERRED SHAREHOLDER'S INVESTMENT MAY NOT BE CONVERTED INTO COMMON STOCK AND WOULD HAVE TO BE REDEEMED IN CASH.

         The total number of shares of Common Stock (1) issuable upon conversion of the Series C Preferred Stock, (2) as a dividend on the Series C Preferred Shares, and (3) upon exercise of the Series C Warrants cannot exceed 20% of the number of shares of Common Stock of the Company issued and outstanding on July 13, 1999. In the event the holders of Preferred Shares are unable to convert shares of Preferred Shares into common stock because these limitations have been reached, the Company would be required to redeem the Preferred Shares in cash at 135% of the stated value plus any accrued and unpaid dividends. It is possible that in such case the Company may not possess sufficient cash and cash equivalents necessary to redeem the Preferred Shares in cash. A similar but separate risk exists with the Company's Series A Preferred Shares.

         OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH DELISTING COULD HINDER YOUR ABILITY TO OBTAIN ACCURATE QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK, OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.


         Although our common stock is currently listed on the Nasdaq SmallCap Market, we cannot guarantee that an active public market for our common stock will continue to exist. During most of December 1998 and into April 1999, our common stock failed to maintain the minimum bid price criteria of $1.00 per share as is required in order to trade on the Nasdaq SmallCap Market. In addition, we have responded to various inquiries by NASDAQ expressing concern over various matters, including but not limited to the "going concern" matter mentioned by our independent auditors. Accordingly, our securities may be delisted from the Nasdaq SmallCap Market. Additional factors giving rise to such delisting could include, but might not be limited to (1) a reduction of our net tangible assets to below $2,000,000, (2) a reduction to one active market maker, (3) a reduction in the market value of the public float in our securities to less than $1,000,000, or (4) the discretion of the Nasdaq SmallCap Market.


         In the event our securities are delisted from the Nasdaq SmallCap Market, trading, if any, in our common stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in the coverage of Cafe Odyssey by security analysts and the news media, and lower prices for our securities than might otherwise prevail. In addition, our common stock would become subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors and to receive the purchasers' prior written consent for a purchase transaction prior to sale. Consequently, these "penny stock rules" may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect your ability to sell shares of our common stock in the secondary market.

         DUE TO OUR LIMITED OPERATING HISTORY, YOU MAY FIND IT DIFFICULT YOU TO ASSESS OUR ABILITY TO OPERATE OUR RESTAURANTS PROFITABLY.

         We have only been operating our Kenwood restaurant since December 1996, our Mall of America restaurant since June 1998, and our Denver restaurant since March 1999. Therefore, in addition to the other risks included in this prospectus, we face the added risks, expenses and difficulties related to developing and operating a new business enterprise. Given our lack of significant operating history, investors may have difficulty assessing the many factors which will determine our ability to generate future profits, including the quality of our restaurants, the viability of our restaurant theme, and our ability to expand in the restaurant market.

         OUR RESTAURANT OPERATIONS OR CONTEMPLATED EXPANSION MAY PROVE UNSUCCESSFUL, EITHER OF WHICH COULD RESULT IN CONTINUED UNPROFITABILITY AND CAUSE OUR STOCK PRICE TO FALL.

         To date, we have not generated a profit. Due to a variety of factors, many of which are discussed in this prospectus, we may never generate significant revenues or operate profitably. In fact, our management anticipates that net losses will continue for the foreseeable future. Even if we succeed in expanding our operations as contemplated, we cannot assure a successful transition to higher volume operations. We may be unable to control our expenses, attract necessary additional personnel, or procure the capital required to maintain expanded operations. If our expansion is ultimately unsuccessful, the results of our operations will suffer accordingly, and the market price of our stock may fall.

         POOR OPERATING RESULTS AT ANY OF OUR RESTAURANTS OR A DELAY IN THE PLANNED OPENING OF NEW RESTAURANTS, COULD ADVERSELY AFFECT OUR PROFITABILITY AS A WHOLE.

         We currently operate only three restaurants. Accordingly, poor operating results at any one restaurant would materially affect the profitability and cash flow of our operations as a whole. To a substantial extent, our ability to increase the number of restaurants we operate and our choice of locations for such restaurants will determine whether we will experience future growth in our revenues and profits. However, the significant financial investment associated with opening our restaurants may create substantial fluctuations in our operating results. Due to the significance of such investments, the risk we face in opening any one of our restaurants is much larger than that associated with most other restaurant companies' venues. Consequently, a delay in any planned restaurant opening could materially affect the profitability and cash flow of our operations as a whole.

         THEME RESTAURANTS MAY EXPERIENCE SOME DECLINE IN SAME STORE SALES.

         Same store sales (sales for restaurants that have been open at least one year) is one measure of operating results used by stock analysts to analyze a publicly traded retail and restaurant businesses. Theme restaurants frequently see a decline in same store sales from the first year to the subsequent year. In addition to negatively impacting the Company's revenues, declining same store sales has had a negative impact on the publicly traded theme restaurant's stock price and resulted in stock price volatility.

         WE ARE DEPENDENT ON THE ONGOING SERVICES OF CERTAIN OF OUR EXECUTIVES, THE LOSS OF WHICH COULD HAVE A DETRIMENTAL EFFECT ON OUR PROFITABILITY AND THE MARKET PRICE OF OUR STOCK.

         Our plan of business development and our day-to-day operations rely heavily on the experience of Stephen D. King, our Chairman of the Board and Chief Executive Officer, Ronald K. Fuller, our President and Chief Operating Officer, and Thomas W. Orr , our Chief Financial Officer. Each of these executives has significant experience in managing and guiding the business affairs of companies that operate multi-location restaurants. The loss of either or both of them could adversely affect the success of our operations and strategic plans and, consequently, have a detrimental effect on the market price of our stock.

         WE MAY BE UNABLE TO HIRE QUALIFIED EMPLOYEES TO HELP IMPLEMENT AND MANAGE OUR EXPANSION PLANS, WHICH INABILITY COULD BE DETRIMENTAL TO THE VALUE OF YOUR INVESTMENT.

         Our success will depend in large part upon our ability to supplement our existing management team. While both Messrs. King and Fuller have significant restaurant and multi-location restaurant management experience, we will need to hire additional corporate level and management employees to help implement and operate any restaurant expansion plans. Any inability or delay in obtaining additional key employees could have a material adverse effect on our expansion plans and, consequently, the market value of our stock.

         OUR ABILITY, OR INABILITY, TO RESPOND TO VARIOUS COMPETITIVE FACTORS AFFECTING THE RESTAURANT AND RETAIL INDUSTRIES MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The restaurant industry is highly competitive and is affected by changes in consumer preferences, as well as by national, regional and local economic conditions, and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, will also directly affect the performance of our restaurants. Changes in any of these factors in the markets where we currently operate our restaurants could adversely affect the results of our operations. Furthermore, the restaurant industry in general is highly competitive based on the type, quality and selection of the food offered, price, service, location and other factors and, as a result, has a high failure rate. The themed restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. We compete with numerous well-established competitors, including national, regional and local restaurant chains, many of which have greater financial, marketing, personnel and other resources and longer operating histories than us. As a result, we may be unable to respond to the various competitive factors affecting the restaurant industry.

         WE HAVE ENTERED INTO NON-CANCELABLE LEASES UNDER WHICH WE ARE OBLIGATED TO MAKE PAYMENTS FOR TERMS OF 12 TO 15 YEARS.

         We have entered into long-term leases relating to the Kenwood, Mall of America and Denver restaurants. These leases are non-cancelable by us (except in limited circumstances) and range in term from 12 to 15 years. We will likely be required to enter into similar long-term, non-cancelable leases for any future restaurants we develop. If we decide to close any of our existing restaurants or any other future restaurant, we may nonetheless be committed to perform our obligations under the applicable lease, which would include, among other things, payment of the applicable base rent for the balance of the respective lease term. Such continued obligations increase our chances of closing a restaurant without receiving an adequate return on our investment.

           UNPREDICTABLE RISKS ASSOCIATED WITH THE CONSTRUCTION OF ADDITIONAL RESTAURANTS COULD RESULT IN DELAYS AND COST OVERRUNS IN THE CONTEMPLATED EXPANSION OF OUR OPERATIONS.

         As with all construction projects, we face many risks related to the opening of additional restaurants, any of which could result in delays and cost overruns which would negatively impact the success of any restaurant openings. Such risks may include:

         o shortages of materials or skilled labor;
         o unforeseen environmental, engineering or geological problems;
         o work stoppages;
         o weather interference;
         o floods;
         o difficulties with regulatory agencies; and
         o unanticipated cost increases.

         IN ORDER TO FINANCE THE FUTURE DEVELOPMENT OF ADDITIONAL RESTAURANTS OR THE ACQUISITIONS, WE MAY BE REQUIRED TO RAISE ADDITIONAL FUNDS BY ISSUING SECURITIES ON TERMS WHICH WOULD DILUTE YOUR INTERESTS IN CAFE ODYSSEY.

         The cost of developing our restaurants has ranged from $4.5 to $5.1 million per unit. We may be unable to develop future restaurants at similar costs. In order to fund the Company's future development, and the development of internet-related businesses, we may need to obtain financing through an additional offering of our equity securities or by incurring indebtedness. If we do need additional funds, such funds may not be available on terms acceptable to us or our shareholders. Furthermore, future investors may seek and obtain, and we may be required to offer, investment terms which are substantially better than those granted to existing investors. The issuance of securities on such terms would dilute the interests of existing shareholders.

         AMONG OTHER ECONOMIC FACTORS OVER WHICH WE HAVE NO CONTROL, THE SUCCESS OF OUR RESTAURANTS WILL DEPEND ON CONSUMER PREFERENCES AND THE PREVAILING LEVEL OF DISCRETIONARY CONSUMER SPENDING.

         Our success, and consequently any investment in our common stock, depends to a significant degree on a number of economic conditions over which we have no control, including:


       o discretionary consumer spending     o economic conditions affecting
                                               disposable consumer income

       o the overall success of the malls,   o the continued popularity of
         entertainment centers and other       themed restaurants in general and
         venues where Cafe Odyssey             the Cafe Odyssey concept in
         restaurants are or will be located    particular


         Furthermore, most themed restaurants are especially susceptible to shifts in consumer preferences because they open at or near capacity and frequently respond to such shifts by experiencing a decline in revenue growth or of actual revenues. An adverse change in any or all of these conditions would have a negative effect on our operations and the market value of our common stock.

         DUE TO THE POTENTIAL INTERNET-RELATED ACQUISITIONS, OUR RESOURCES AND ATTENTION COULD BE DIVERTED FROM THE OPERATION OF THE BUSINESS.

         As our management and executive officers focus their attention on matters concerning the acquisition of Popmail.com, Internet Community Concepts and ROI Interactive, LLC, their resources and attention could be diverted from the operations of the restaurant business. While we believe that our executive officers and managers will be able to complete the merger and attend to the business of the Company, it is possible that their primary focus of attention may be drawn away from the operation of the business and business operations may suffer.

          OUR PRINCIPAL EXECUTIVE OFFICER CONTROLS A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND MAY INFLUENCE OUR AFFAIRS.

          As of August 9, 1999, Stephen D. King, our Chairman of the Board and Chief Executive Officer, controlled approximately 12.9% of our outstanding common stock. Accordingly, Mr. King has the ability to substantially influence the election of members of the Board of Directors and influence significantly the approval of corporate transactions and other matters requiring shareholder approval. Unless and until Mr. King substantially decreases his percentage ownership in our common stock, he will continue to have significant influence over our affairs.

         WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH COULD NEGATIVELY IMPACT OUR BUSINESS.

         The restaurant industry, and to a lesser extent, the retail merchandising industry, are subject to numerous federal, state, and local government regulations, including those relating to:

      o  the preparation and sale of food     o the sale of alcoholic beverages

      o  building and zoning requirements     o sanitation

      o  environmental protections            o relationships with employees

      o  minimum wage requirements            o unemployment

      o  overtime                             o workers compensation

      o  working and safety conditions        o citizenship requirements

         Any change in the current status of such regulations, including an increase in employee benefits costs, workers' compensation insurance rates, or other costs associated with employees, could substantially increase our compliance and labor costs. Because we pay many of our restaurant-level personnel rates based on either the federal or the state minimum wage, increases in the minimum wage would lead to increased labor costs. In addition, our operating results would be adversely affected in the event we fail to maintain our food and liquor licenses. Furthermore, restaurant operating costs are affected by increases in unemployment tax rates, sales taxes and similar costs over which we have no control.

         We may also be subject in certain states to "dram-shop" statutes, which provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

         THERE IS A RISK THAT THE VALUE OF OUR TRADEMARKS AND OTHER PROPRIETARY RIGHTS COULD BE DIMINISHED BY IMPROPER USE BY OTHERS.

         We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we have filed trademark applications with the United States Patent and Trademark Office to register both the "Hotel Discovery" and the "Cafe Odyssey" marks and designs. However, the actions we have taken to establish and protect our trademarks and other proprietary rights may be inadequate to prevent others from imitating our products or claiming violations of their trademarks and proprietary rights by us. For instance, we may not be granted trademark registration for any or all of the proposed uses in our applications. Even if our marks are granted registration, we may still be unable to protect such marks against prior users in areas where we conduct or will conduct operations. We may also be unable to prevent competitors from using the same or similar marks, concepts or appearance.

         WE MAY NOT PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT YOUR ONLY RETURN ON INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

         To date, we have not paid any cash dividends on our common stock, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock will occur upon its sale.

         PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

         Our authorized capital consists of 100,000,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series or preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. We currently have 9,353,190 shares of common stock, 440 shares of Series A 8% Convertible Preferred Stock, and 2,000 shares of Series C 8% Convertible Preferred Stock outstanding. As of August 9, 1999, a further 10,289,006 shares of common stock have been reserved as follows:

         o a maximum of 626,339 shares issuable upon conversion of the Series A Preferred Shares and as payment of dividends upon the Series A Preferred Shares;

         o a maximum of 1,488,583 shares issuable upon conversion of the Series C Preferred Shares, and as payment of dividends upon the Series C Preferred Shares;

         o 2,600,000 shares issuable upon the exercise of the Class A Warrants issued as part of our initial public offering and the partial exercise of the underwriter's over-allotment;

         o         4,015,750 shares issuable upon the exercise of warrants;

         o 1,250,000 shares for issuance under our 1997 Stock Option and Compensation Plan, of which options relating to 911,633 shares are currently outstanding,

         o 250,000 shares for issuance under our 1998 Director Stock Option Plan, of which options relating to 55,000 shares are currently outstanding, and

         o 58,334 shares issuable upon exercise of certain directors' stock options.

         The rights of holders of preferred stock and other classes of common stock that may be issued could be superior to the rights granted to holders of the Units issued in our initial public offering. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of common stock.

         MINNESOTA LAW MAY INHIBIT OR DISCOURAGE TAKEOVERS, WHICH COULD REDUCE THE MARKET VALUE OF OUR STOCK.

         Being a corporation organized under Minnesota law, we are subject to certain Minnesota statutes which regulate business combinations and restrict the voting rights of certain persons acquiring shares of our stock. By impeding a merger, consolidation, takeover or other business combination involving Cafe Odyssey or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, these regulations could adversely affect the market value of our stock.

         THE LIMITATIONS ON DIRECTOR LIABILITY CONTAINED IN OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE SUITS AGAINST DIRECTORS FOR BREACH OF FIDUCIARY DUTY.

         As permitted by Minnesota law, our Amended and Restated Articles of Incorporation provide that members of our Board of Directors are not be personally liable to you or the Company for monetary damages resulting from a breach of their fiduciary duties. These limitations on director liability may discourage shareholders from suing directors for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought against a director by shareholders on the Company's behalf. Furthermore, our Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. All of these provisions limit the extent to which the threat of legal action against our directors for any breach of their fiduciary duties will prevent such breach from occurring in the first instance.


                                 USE OF PROCEEDS

         The Company received gross proceeds of $2,000,000 from the sale of the Series C Preferred Shares. The gross proceeds to the Company from the exercise of the Warrants, if the Warrants are exercised in full, would be a maximum of $3,850,000. The proceeds from the exercise of the Warrants are intended to be used for working capital purposes. The Company will not receive any proceeds from the sale of the common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of the common stock owned by the selling shareholders as of August 9, 1999 and after giving effect to this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholders. The shares of common stock received upon exercise of the warrants may be offered from time to time by the selling shareholders.


                                            Shares            Percentage            Number of            Percentage
                                         Beneficially         Beneficial        Shares Offered by        Beneficial
                                         owned before          Ownership             Selling           Ownership After
Name                                       Offering         Before Offering        Shareholder            Offering
----------------------------------------- ----------        ---------------       -------------          ---------
The Shaar Fund, Ltd.                         2,723,914(1)        19.5%             1,788,583(2)             7.7%
Progressive Group                              300,000(3)         2.1%               150,000(3)             1.3%
Gulf Stream Financial Partners               1,000,000(3)         7.1%             1,000,000(3)               0%

------------
*Less than 1%.

(1) Includes a maximum of 1,488,583 shares issuable upon conversion of the Series C Preferred Shares and upon payment of dividends in connection with the Series C Preferred Shares. Also includes an estimate of a maximum of 626,339 shares remaining to be issued upon conversion of the Series A Preferred Shares and upon payment of dividends in connection with the Series A Preferred Shares and 600,000 shares issuable upon the exercise of Warrants.
(2) Represents the maximum number of shares to be issued pursuant to the Securities Purchase Agreement. Includes shares issuable upon conversion of the Series C Preferred Shares, shares issuable upon payment of dividends in connection with the Series C Preferred Shares, and 300,000 shares issuable upon exercise of Series C Warrants. Does not include shares issuable upon conversion of Series A Preferred Shares and exercise of the Series A Warrants.
(3)      Represents shares issuable upon exercise of warrants.

         On July 13, 1999, the Company issued 2,000 Series C Preferred Shares with a stated value of $1,000 per share in a private placement for total proceeds of $2,000,000 and net proceeds after expenses of approximately $1,700,000. In addition, the Company issued Series C Warrants to the holder of Series C Preferred Shares to purchase 300,000 shares of the Company's common stock at $3.00 per share in connection with the private placement. The Series C Warrant is exercisable for five years. In addition to a 10% placement fee and a 3% unallocable expense allowance, the placement agent received a warrant to acquire 150,000 shares of Common Stock at $3.00 per share.

         The annual dividend of 8% is cumulative and is payable quarterly in arrears either in cash or in registered shares of the Company's common stock. Each Series C Preferred Share is convertible into shares of the Company's common stock at a conversion price equal to 65% of the average closing bid price for the common stock five days prior to the conversion. The total number of shares of common stock issuable (1) upon conversion of the Series C Preferred Shares,
(2) as a dividend on the Series C Preferred Shares, and (3) upon exercise of the Series C Warrant cannot exceed 1,788,583 shares (20% of the number of outstanding shares of common stock on July 13, 1999), unless the Company obtains shareholder approval as required by the Nasdaq SmallCap Market. In the event a holder of Series C Preferred Shares is unable to convert shares of Series C Preferred Shares into common stock because 1,788,583 shares have already been issued as described in the preceding sentence, the Company must redeem any unconverted Series C Preferred Shares presented for conversion for cash at a price equal to 125% of the stated value. The Company has the right to redeem the Series C Preferred Shares in cash at 135% of stated value plus accrued and unpaid dividends. All Series C Preferred Shares which is still outstanding on July 13, 2004 is mandatorily converted at the Conversion Price.

         The Company is not required to convert Series C Preferred Stock, whether upon request for conversion by the holder or upon the July 13, 2004 mandatory conversion date, if and to the extent that such holder would then own in excess of 5% of the Company's common stock. If, notwithstanding the foregoing, such holder is deemed by a court to be the beneficial owner of more than 5% of the Company's common stock, the Company is required to redeem for cash such number of shares of Series C Preferred Shares as will reduce such holder's ownership to not more than 5% at a redemption price equal to 125% of the stated value plus accrued and unpaid dividends. In the case of mandatory conversion, the Company may elect to pay a redemption price in cash equal to 135% of the stated value plus accrued and unpaid dividends or may extend the mandatory conversion date for one year.


                              PLAN OF DISTRIBUTION

         We are registering the shares offered by this prospectus in part on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resale by the selling shareholders of the shares and to use our best efforts to cause such registration statement to be declared effective as soon as possible thereafter. As used in this section, the term "selling shareholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify the Company and its directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

MINNESOTA ANTI-TAKEOVER LAW

         The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires Cafe Odyssey to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the Public Reference Facility maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

(1) New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048

(2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         You can receive additional information about the operation of the Commission's Public Reference Facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like Cafe Odyssey, file information electronically with the Commission.

         The Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the Commission will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-85243). The following are specifically incorporated herein by reference:

         1. Annual Report on Form 10-KSB for the fiscal year ended January 3, 1999;

         2. Quarterly Reports on Form 10-QSB for the quarters ended April 4, 1999 and July 4, 1999;

         3. Current Reports on Form 8-K filed on May 4, 1999, June 7, 1999, June 25, 1999 and July 23, 1999; and

         4. The description of common stock included under the caption "Securities to be Registered" in the Company's registration statement on Form 8-A, File No. 0-23243, dated October 21, 1997, including any amendments or reports filed for the purpose of updating such description.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                  Cafe Odyssey, Inc.
                  Attention: Thomas Orr, Chief Financial Officer
                  4801 West 81st Street, Suite 112
                  Bloomington, Minnesota 55437
                  (612) 837-9917

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding Cafe Odyssey's business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the shares offered by this Prospectus will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.


                                     EXPERTS

         The consolidated financial statements of Cafe Odyssey, Inc. as of January 3, 1999 and December 28, 1997 and for the years then ended incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                2,938,583 SHARES

                               CAFE ODYSSEY, INC.

                                  COMMON STOCK





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                                   PROSPECTUS

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                                August 26, 1999